UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No.	1	)*
Legg Mason, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

524901105
(CUSIP Number)

Li Han Group General Counsel 8 Stevens Road, Singapore 257819 Telephone: (+65) 6361 0971
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	524901105

1.	Name of Reporting Person. Tianqiao Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,510,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,510,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,510,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.999% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Calculated based on 105,110,659 shares of Common Stock outstanding as of May 26, 2016

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Media Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,510,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,510,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,510,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.999% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Premium Lead Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,510,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,510,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,510,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.999% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Technology Overseas Capital Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,510,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,510,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,510,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.999% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Payment Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,510,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,510,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,510,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.999% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Legg Mason, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed on April 21, 2016 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend Item 4, Item 5, and Item 6 of the Schedule 13D as follows:

Item 4. Purpose of Transaction

The following paragraph shall be added to Item 4 of the Schedule 13D:

On July 6, 2016, Shanda Asset Management Holdings Limited, an affiliate of the Reporting Persons, sold put options relating to 4,900,000 shares of the Common Stock as described in Item 5 below. The Reporting Persons disclaim beneficial ownership of the shares of the Common Stock underlying such put options.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 herein is incorporated herein by reference.

(a) – (b)

The Buyer holds 10,510,153 shares of Common Stock, representing approximately 9.999% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is calculated based on 105,110,659 shares of Common Stock of the Issuer outstanding as of May 26, 2016.

Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Premium Lead Company Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Premium Lead Company Limited. Premium Lead Company Limited, through its ownership of Shanda Technology Overseas Capital Company Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited, through its ownership of the Buyer, may be deemed to share voting and dispositive power over the Shares directly held by the Buyer.

Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any Common Stock of the Issuer.

(c) Set forth below are all transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 9:00 a.m., New York City time, on July 7, 2016. All such transactions were effected in the open market.

Trade Date	Trading Entity	Buy/Sell	Shares (1)	Unit Cost (2)	Security	Strike Price	Expiration Date

6/22/2016	Shanda Payment Investment Limited	Sell	16,000	$32.09	Common Stock	N/A	N/A
7/6/2016	Shanda Asset Management Holdings Limited	Sell	4,900,000	$0.51	Put Option	$26.00	8/19/2016

(1) Represents the number of shares of Common Stock purchased or sold or the number of shares of Common Stock underlying the options purchased or sold, as applicable.

(2) Represents either the purchase or sale price for shares of Common Stock purchased or sold or the premiums paid or received for the options purchased or sold, as applicable. All unit costs include commissions paid.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and restated to read as follows:

The information provided in Items 2, 3, 4 and 5 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2016

TIANQIAO CHEN

By:	/s/Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

PREMIUM LEAD COMPANY LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA PAYMENT INVESTMENT LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director